Mail Stop 4-6

May 24, 2005

Mr. Louis Hernandez, Jr.
Chief Executive Officer
Open Solutions Inc.
300 Winding Brook Drive
Glastonbury, Connecticut 06033

Re:	Open Solutions Inc.
	Registration Statement on Form S-3 filed April 29, 2005
	File No. 333-124445

Dear Mr. Hernandez:

      This is to advise you that we have limited our review of the above registration statement to the limited matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Selling Securityholders

1. Please disclose the natural persons who exercise the voting and/or
dispositive powers with respect to the securities to be offered for
resale by your selling securityholders that are non-reporting entities. We note that certain selling securityholders, such as AstraZeneca Holdings Pension, Alexandra Global Master Fund and Saranac Capital Management, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997
Manual of Publicly Available Telephone Interpretations.

2. Please disclose whether any selling securityholder is a registered broker-dealer. We note, for example, that KBC Financial Products USA, Inc. appears to be a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

3. We note your statement in footnote 21 to your selling securityholders table stating that a new selling securityholder will be set forth in a prospectus supplement or amendment to your registration statement. Please further clarify when a post-effective amendment will be required and when a prospective supplement may be used to add a new selling securityholder. Indicate that information concerning unnamed selling securityholders who acquired shares prior to the effective date will be filed by post-effective amendment.

Item 16. Exhibits.

Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

4. We note that counsel has limited their legal opinion to, among other things, the General Corporation Law of the State of Delaware.
Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	John A. Burgess, Esq.
	Peter N. Handrinos, Esq.
	Brian M. Gordon, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000